d·local

Financial Results

4th Quarter & Full Year of 2024

Unlocking the power of Emerging Markets

Cairo, Egypt

d·

4th Quarter & Full Year 2024 results



Total Payment Volume

FY2024
$25.6B
▲ **+45%** YoY

4Q24
$7.7B
▲ **+51%** YoY ▲ **+18%** QoQ



Revenue

FY2024
$746M
▲ **+15%** YoY
NRR **113%**

4Q24
$204M
▲ **+9%** YoY ▲ **+10%** QoQ
NRR **106%**



Gross Profit

FY2024
$295M
▲ **+6%** YoY

4Q24
$84M
▲ **+20%** YoY ▲ **+7%** QoQ



Adjusted EBITDA

FY2024
$189M
▼ **-7%** YoY

4Q24
$57M
▲ **+16%** YoY ▲ **+9%** QoQ

- Record TPV of $26 billion, a strong growth to 45% YoY with mix continuing to move to newer more attractive markets, while core markets rebounded from Q3 softness;

- Revenue and gross profits hitting record highs of $746 million and $295 million, respectively;

- Adjusted EBITDA to GP margins closing out the year at 64%, but improving consistently as the year progressed.

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

Montevideo, Uruguay, February 27, 2025 — DLocal Limited ("dLocal", "we", "us", and "our") (NASDAQ:DLO), a technology - first payments platform today announced its financial results for the fourth quarter ended December 31, 2024.

> Looking ahead to 2025, we are confident in our ability to sustain momentum. Our investments in technology, product innovation, and market expansion position us well for growth. Despite the volatility of emerging markets, our disciplined scaling, local expertise, and commitment to delivering value to merchants will differentiate us. Our strategy focuses on capturing the potential of digital payments in high-growth regions, driving operational efficiencies, and reinforcing market leadership.

Pedro Arnt
CEO of dLocal

As we walk through a review of our performance over the past quarter and year, and as we have repeatedly mentioned, we think of five pillars underpinning dLocal's investment thesis:

- A massive addressable market, given the untapped potential of emerging and frontier markets as they digitize payments and merchants go to market throughout the Global South. 85% of the world's population resides in emerging markets[1], and two thirds of global growth by 2035 will come from there[2].
- Consistent high top line growth, driven by a proven track record of delivering value to the world's most sophisticated global digital merchants that has allowed us to capture a market leading share of this expanding TAM.
- Attractive margin business with potential to deliver operational leverage once we have laid the foundational blocks and further scale benefits kick in.
- Strong cash generating financial model as Net Income converts well into FCF.
- Investment in product development capabilities to drive growth through new categories, products, feature innovations, and potential M&A activity.

Our FY 2024 results affirm the investment thesis, highlighted by a record TPV of $26 billion, a strong TPV growth of 45% year-over-year, driven by a shift towards newer, more attractive markets, while core markets rebounded from Q3 softness. Additionally, revenue and gross profits reached record highs of $746 million and $295 million, respectively, with an adjusted EBITDA to GP margins closing the year at 64%, showing consistent improvement throughout the year. Furthermore, Net Income to FCF of Own funds[3] conversion exited the year at a rate above 100%.

These strong 2024 results should be seen in the context of a weak first quarter followed by progressively stronger quarter-over-quarter performance, and the continuation of an investment cycle aimed at achieving greater scalability for our business.

Building on last quarter's positive trend, our TPV grew over 50% year-over-year, despite a strong Q4 2023 comparison. Quarter-over-quarter, TPV growth accelerated to nearly 20%, driven by commerce seasonality, and strength in remittances and ride-hailing. In constant currency[3], given general weakness in Emerging Markets currencies, those growth rates are even more impressive, about 30 points higher year-over-year.

---

[1] Source: Euromonitor International: Reaching the emerging middle class beyond BRIC; [2] Source: S&P Global Market Intelligence. [3] Please see Reconciliation of TPV and Revenue constant currency measures to reported results of Q4 2024 Earnings Presentation.

Revenues surpassed the milestone of over $200 million in Q4, representing a 9% year-over-year growth. In constant currencies[1], revenue growth for the period would have been around 40% year-over-year.

Our growth continues to reinforce our position as a trusted partner for global companies seeking to do business across emerging markets, with performance coming from a well diversified list of countries, with notable contributions from Argentina, Egypt, Other LatAm and Other Africa and Asia markets. As a result of our expansion into more frontier markets, we also continue to see solid growth in our cross-border volumes.

In terms of profitability, we reached a record gross profit of $84 million, with a net take rate at 1.1%, reflecting the market dynamic where higher volumes drive lower take rates, increase in the payouts share, and the depreciation of emerging market currencies. To offset this, we are driving cost efficiencies through processor and broker renegotiations and improvements in our hedging strategy. We also continue our push into higher take rate markets and verticals, which over the long term, should partially offset the take rate compression.

Despite the ongoing step up in investments in our engineering team, operational capabilities, and license portfolio to support our long-term growth ambitions, our Adjusted EBITDA hit a record $57 million in the quarter, with an adjusted EBITDA over gross profit margin improving quarter-over-quarter to 68%.

Cash generation was also solid, as we continue to increase free cash available to deploy behind our capital allocation strategy. This sustained cash generation increases our flexibility when thinking through M&A, buybacks or re-investing in a disciplined manner back into the business.

In 2024, we added 9 licenses and registrations, including the UK FCA's Authorised Payment Institution license, which enhances our competitive edge and demonstrates our commitment to compliant practices and regulatory oversight.

To sum up, Q4 marked the successful end to 2024 in terms of consistent TPV growth, controlled take rate decline, and balance of investment for future growth with a healthy margin and free cash profile.

Looking ahead to our 2025 guidance[2], we expect a strong TPV growth of 35% - 45% year-over-year, with a revenue growth of 25% - 35% year-over-year that shows this sustained momentum of our top line. We see gross profit growth of 20% - 25% year-over-year, and Adjusted EBITDA growth between 20% and 30% year-over-year.

Considering those assumptions, we should expect a net take rate compression while delivering high TPV growth even at our scale. Over the midterm, we will work to maintain strong TPV while recognizing that given the extremely strong levels of TPV retention we deliver, our larger merchants will continue to attain lower pricing tiers. We will strive to offset this effect through growth in higher take rate new verticals, natural mix shift towards higher take rate frontier markets, and new revenue streams through product launches.

This guidance highlights that our combination of revenue growth, margin structure and free cash generation is not that common. There are not that many companies today who are as profitable as we are, growing revenues at the pace we are growing, and consistently generating free cash.

As known, our business thrives in fast-growing, dynamic markets with massive opportunities in digital payments across emerging markets, driven by strong demand and long-term growth trends. However, these markets also bring volatility from macroeconomic shifts, regulatory changes, and currency fluctuations. While we are confident in our long-term high-growth potential, providing mid-term guidance may not accurately reflect the predictability over a multi-year timeframe. For this reason, we have made the decision to discontinue mid-term guidance. We will continue to focus on delivering strong operational execution so as to hit the annual targets we disclose.

Looking ahead to 2025, we are confident in our ability to sustain momentum. Our investments in technology, product innovation, and market expansion position us well for growth. Despite the volatility of emerging markets, our disciplined scaling, local expertise, and commitment to delivering value to merchants will differentiate us. Our strategy focuses on capturing the potential of digital payments in high-growth regions, driving operational efficiencies, and reinforcing market leadership. We are excited about the opportunities ahead and committed to executing with the same rigor and discipline that have defined our success.

[1] Please see Reconciliation of TPV and Revenue constant currency measures to reported results of Q4 2024 Earnings Presentation. 2 Please see Full year 2025 outlook on slide 23 of Q4 2024 Earnings Presentation.

dLocal was the winner of the Platinum Award for Payments Innovation at Fintech Americas 2025[1]

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[1] More information at https://www.dlocal.com/press-releases/dlocal-wins-platinum-award-for-payments-innovation-at-fintech-americas-2025/

Fourth quarter 2024 financial highlights

- Total Payment Volume ("TPV") reached a record US$7.7 billion in the fourth quarter, up 51% year-over-year compared to US$5.1 billion in the fourth quarter of 2023 and up 18% compared to US$6.5 billion in the third quarter of 2024. In constant currencies[1], TPV growth for the period would have been 81% year-over-year.

- Revenues amounted to US$204.5 million, up 9% year-over-year compared to US$188.0 million in the fourth quarter of 2023 and up 10% compared to US$185.8 million in the third quarter of 2024. This quarter-over-quarter increase was mostly driven by volume increase in Egypt, as well as positive results in Other LatAm and Other Africa and Asia, with notable performance in South Africa, Turkey, Colombia and Ecuador. In constant currencies[1], revenue growth for the period would have been 42% year-over-year.

- Gross profit was US$83.7 million in the fourth quarter of 2024, up 20% compared to US$69.7 million in the fourth quarter of 2023 and up 7% compared to US$78.2 million in the third quarter of 2024. The improvement in gross profit quarter-over-quarter was primarily due to volume growth in Argentina, Egypt, Nigeria and Turkey. These positive factors were partially offset by (i) Mexico, given the higher growth of Tier 0 merchants coupled with a shift in the payment mix; (ii) Brazil, given the lower take rates from the new Payment Orchestration option launched in the third quarter of 2024 (which positively allowed for volume recovery versus the prior quarter) and shift in the payment mix; and (iii) Other LatAm markets, that despite delivering positive volume performance, on a quarter-over-quarter comparison was impacted by the strong growth in Q3 from wider FX spreads in certain smaller markets, as disclosed in the previous quarterly results.

- As a result, gross profit margin was 41% in this quarter, compared to 37% in the fourth quarter of 2023 and 42% in the third quarter of 2024.

- Gross profit over TPV was at 1.1% decreasing from 1.4% in the fourth quarter of 2023 and from 1.2% compared to the third quarter of 2024.

- Operating income was US$42.3 million, up 3% compared to US$41.0 million in the fourth quarter of 2023 and up 3% compared to US$41.1 million in the third quarter of 2024, as we resumed the pace of certain investments in building out our capabilities. In this context, operating expenses grew by 44% year-over-year, with most of the growth allocated to Product Development & IT capabilities, with these expenses increasing by 70% year-over-year while combined Sales and Marketing (S&M) and G&A expenses grew by 29%. On the sequential comparison, operating expenses increased 12% quarter-over-quarter, a reflection of (i) growth in combined S&M and G&A expenses, driven by continued investment in operating capabilities and marketing investments; and (ii) slightly down tech and development expenses as increases in headcount were offset by reductions in other IT expenditures.

- As a result, Adjusted EBITDA was US$56.9 million, up 16% compared to US$49.2 million in the fourth quarter of 2023 and up 9% compared to US$52.4 million in the third quarter of 2024.

- Adjusted EBITDA margin was 28%, compared to the 26% recorded in the fourth quarter of 2023 and 28% in the third quarter of 2024. On the annual comparison, the increase is explained by investments in core areas to drive efficiency and ensure future growth while maintaining our lean and disciplined structure. Adjusted EBITDA over gross profit of 68% decreased compared to 71% in the fourth quarter of 2023 and increased compared to 67% in the third quarter of 2024.

- Net financial cost was US$1.1 million, compared to a finance income of US$1.0 million in the fourth quarter of 2023 and a cost of US$10.1 million in the third quarter of 2024, as explained in the Net Income section.

[1] Please see Reconciliation of TPV and Revenue constant currency measures to reported results of Q4 2024 Earnings Presentation.

- Our effective income tax rate increased to 27% from 8% last quarter, and stands at 20% on a year-to-date basis. In the fourth quarter of 2024, effective income tax rate was impacted by an income tax settlement related to previous periods. Excluding this tax settlement, our effective income tax rate stood at 16% for the fourth quarter and 17% for the year compared to 16% in 2023, as a result of slightly higher local-to-local share of pre-tax income.

- Net income for the fourth quarter of 2024 was US$29.7 million, or US$0.10 per diluted share, up 4% compared to a profit of US$28.5 million, or US$0.10 per diluted share, for the fourth quarter of 2023 and up 11% compared to a profit of US$26.8 million, or US$0.09 per diluted share for the third quarter of 2024. During the current period, net income was mostly affected by the positive non-cash mark to market effect related to our Argentine bond investments, lower finance costs partially offset by higher taxes. Adjusted net income for the fourth quarter of 2024 was US$45.8 million, up 13% compared to US$40.6 million for the fourth quarter of 2023 and up 6% compared to US$43.4 million for the third quarter of 2024.

- As of December 31, 2024, dLocal had US$425.2 million in cash and cash equivalents, including US$189.0 million of own funds and US$236.1 million of merchants' funds. The consolidated cash position decreased by US$111.0 million from US$536.2 million as of December 31, 2023. When compared to the US$560.5 million cash position as of September 30, 2024, it decreased by US$135.4 million. The variation quarter-over-quarter is primarily explained by changes in merchant working capital, driven by: (i) increase in trade receivables due to temporary settlement delays before year-end; coupled with (ii) decrease in trade payables due to a shift in settlement periods with certain merchants and higher settlement of accumulated merchant balances.

The following table summarizes our key performance metrics:

	Three months ended December 31			Twelve months ended December 31		
	2024	**2023**	*% change*	**2024**	**2023**	*% change*
Key Performance metrics	**(In millions of US$ except for %)**					
TPV	7,714	5,111	*51%*	25,575	17,677	*45%*
Revenue	204.5	188.0	*9%*	746.0	650.4	*15%*
Gross Profit	83.7	69.7	*20%*	294.7	276.9	*6%*
Gross Profit margin	*41%*	*37%*	*4p.p*	*40%*	*43%*	*-3p.p*
Adjusted EBITDA	56.9	49.2	*16%*	188.7	202.3	*-7%*
Adjusted EBITDA margin	*28%*	*26%*	*2p.p*	*25%*	*31%*	*-6p.p*
Adjusted EBITDA/Gross Profit	*68%*	*71%*	*-3p.p*	*64%*	*73%*	*-9p.p*
Profit	29.7	28.5	*4%*	120.5	149.1	*-19%*
Profit margin	*15%*	*15%*	*-1p.p*	*16%*	*23%*	*-7p.p*

Fourth quarter 2024 business highlights

- During the fourth quarter of 2024, pay-ins TPV increased 44% year-over-year and 15% quarter-over-quarter to US$5.3 billion, accounting for 69% of the TPV.

- Pay-outs TPV increased by 68% year-over-year and 26% quarter-over-quarter to US$2.4 billion, accounting for the remaining 31% of the TPV.

- Cross-border TPV increased by 67% year-over-year and 23% quarter-over-quarter to US$3.7 billion. Cross-border volume accounted for 48% of the TPV in the fourth quarter of 2024.

- Local-to-local TPV increased by 38% year-over-year and 14% quarter-over-quarter to US$4.0 billion. Local-to-local volume accounted for 52% of the TPV in the fourth quarter of 2024.

- LatAm revenue increased 16% year-over-year to US$152.9 million, accounting for 75% of total revenue. On the annual comparison, the growth was primarily driven by (i) volume growth in Argentina; and (ii) strong performance of Other LatAm, particularly in Colombia. This result was partially offset by Brazil due to (i) lower take rates from the new Payment Orchestration option launched in the third quarter of 2024; and (ii) shift in the payment mix. Sequentially, LatAm revenue grew by 5%, mainly driven by the performance of Other LatAm, especially in Colombia and Ecuador. The positive result was offset by (i) Argentina, impacted by the lower FX spreads; (ii) Brazil, as previously explained; and (iii) Mexico, due to higher growth of Tier 0 merchants coupled with a shift in the payment mix.

- In the Africa and Asia region, revenue decreased by 9% year-over-year, primarily driven by Nigeria due to the Naira devaluation in February of 2024; partially offset by (i) the strong growth performance in Egypt; and (ii) in Other Africa and Asia, particularly the performance in South Africa in the commerce vertical. Those regions are also the main drivers of the sequential increase.

- LatAm gross profit increased by 3% year-over-year and 1% quarter-over-quarter to US$56.4 million, accounting for 67% of total gross profit. Most of the year-over-year increased is explained by the volume growth in Argentina, Mexico, and other LatAm markets, which were mostly offset by Brazil as just explained, and currency devaluations. Sequentially, the growth was mainly driven by Argentina's positive performance; offset by drivers in Mexico and Brazil, as explained previously. Other Latam markets, which continue to grow TPV, were negatively impacted quarter-over-quarter due to the strong Q3 growth from wider FX spreads in smaller markets, as previously disclosed.

- Africa and Asia gross profit increased by 82% year-over-year to US$27.3 million, accounting for the remaining 33% of total gross profit. This annual comparison is explained by TPV growth in Egypt, ramp-up of commerce merchants in South Africa, and positive performance in Other Africa and Asia markets, including Turkey and Vietnam. Sequentially, gross profit increased by 21%, attributable to the positive performance in Egypt, Nigeria and Turkey in categories such as remittances, financial services, ads and streaming.

- During the quarter, Revenue from Existing Merchants reached US$198.3 million compared to US$ 179.9 million in the third quarter of 2024. On the annual comparison, Revenue from Existing Merchants increased by 13% and the net revenue retention rate, or NRR, reached 106%.

- Revenue from New Merchants accounted for US$6.1 million in the fourth quarter of 2024 compared to US$11.8 million in the same quarter of the prior year.

The tables below present the breakdown of dLocal's TPV by product and type of flow:

In millions of US$ except for %	Three months ended December 31				Twelve months ended December 31			
	2024	% share	2023	% share	2024	% share	2023	% share
Pay-ins	5,340	69%	3,701	72%	17,902	70%	12,823	73%
Pay-outs	2,373	31%	1,410	28%	7,673	30%	4,855	27%
Total TPV	**7,714**	**100%**	**5,111**	**100%**	**25,575**	**100%**	**17,677**	**100%**

In millions of US$ except for %	Three months ended December 31				Twelve months ended December 31			
	2024	% share	2023	% share	2024	% share	2023	% share
Cross-border	3,740	48%	2,235	44%	11,902	47%	8,670	49%
Local to Local	3,974	52%	2,876	56%	13,673	53%	9,007	51%
Total TPV	**7,714**	**100%**	**5,111**	**100%**	**25,575**	**100%**	**17,677**	**100%**

The tables below present the breakdown of dLocal's revenue by geography:

In millions of US$ except for %	Three months ended December 31				Twelve months ended December 31			
	2024	% share	2023	% share	2024	% share	2023	% share
Latin America	**152.9**	**75%**	**131.5**	**70%**	**562.2**	**75%**	**492.7**	**76%**
Brazil	33.7	16%	50.2	27%	152.0	20%	159.0	24%
Argentina	25.1	12%	10.5	6%	85.5	11%	75.1	12%
Mexico	40.5	20%	35.6	19%	149.2	20%	116.8	18%
Chile	13.5	7%	14.9	8%	51.2	7%	55.7	9%
Other LatAm	40.1	20%	20.3	11%	124.4	17%	86.1	13%
Africa & Asia	**51.6**	**25%**	**56.5**	**30%**	**183.8**	**25%**	**157.7**	**24%**
Nigeria	2.9	1%	28.4	15%	13.3	2%	84.0	13%
Egypt	21.4	10%	18.4	10%	94.0	13%	36.7	6%
Other Africa & Asia	27.4	13%	9.7	5%	76.5	10%	37.0	6%
Total Revenue	**204.5**	**100%**	**188.0**	**100%**	**746.0**	**100%**	**650.4**	**100%**

The tables below present the breakdown of dLocal's gross profit by geography:

In millions of US$ except for %	Three months ended December 31				Twelve months ended December 31			
	2024	% share	2023	% share	2024	% share	2023	% share
Latin America	**56.4**	**67%**	**54.7**	**79%**	**214.2**	**73%**	**228.7**	**83%**
Brazil	14.8	18%	25.5	37%	67.3	23%	78.8	28%
Argentina	9.2	11%	4.0	6%	28.7	10%	48.7	18%
Mexico	10.9	13%	9.3	13%	42.5	14%	34.7	13%
Chile	9.2	11%	9.1	13%	33.1	11%	34.0	12%
Other LatAm	12.4	15%	7.0	10%	42.6	14%	32.6	12%
Africa & Asia	**27.3**	**33%**	**15.0**	**21%**	**80.5**	**27%**	**48.1**	**17%**
Nigeria	2.4	3%	1.5	2%	6.6	2%	5.8	2%
Egypt	16.0	19%	9.6	14%	48.4	16%	26.1	9%
Other Africa & Asia	8.9	11%	3.9	6%	25.5	9%	16.2	6%
Total Gross Profit	**83.7**	**100%**	**69.7**	**100%**	**294.7**	**100%**	**276.9**	**100%**

Operating across 40+ countries in emerging markets

Buenos Aires, Argentina

Cape Town, South Africa

Abu Dhabi, United Arab Emirates

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Special note regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment's performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the finance income and costs, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges,other operating gain/loss,other non-recurring costs, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, ("Operating Segments"), Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal's Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment's performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal's performance measures may not be comparable to those of other entities. Finally, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

The table below presents a reconciliation of dLocal's Adjusted EBITDA to net income:

$ in thousands	Three months ended December 31		Twelve months ended December 31	
	2024	2023	2024	2023
Profit for the period	29,701	28,481	120,469	149,086
Income tax expense	11,090	7,476	30,550	29,428
Depreciation and amortization	4,888	3,604	17,177	12,225
Finance income and costs, net	1,085	(996)	(17,174)	(11,394)
Share-based payment non-cash charges	6,339	4,850	23,780	11,922
Other operating loss[1]	1,307	-	5,257	-
Impairment loss / (gain) on financial assets	533	(657)	440	(3,136)
Inflation adjustment	392	6,040	6,655	12,537
Other non-recurring costs[2]	1,571	434	1,571	1,663
Adjusted EBITDA	56,906	49,232	188,725	202,332

Note: [1] The company wrote-off certain amounts related to merchants/processors off-boarded by dLocal. [2] Other non-recurring costs consist of costs not directly associated with our core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2023 and 2024.

Special note regarding Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure. As used by dLocal, Adjusted Net Income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA on page 13). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds, the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds, and the hedging cost associated with the Argentina treasury notes. In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results of operations while excluding certain non-cash effects such as currency devaluation, inflation, and hedging costs. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS.

The table below presents a reconciliation of dLocal's Adjusted net income:

$ in thousands	Three months ended December 31		Twelve months ended December 31	
	2024	2023	2024	2023
Net income as reported	29,701	28,481	120,469	149,086
Inflation adjustment	392	6,040	6,655	12,537
Loan - exchange difference	2,332	51,858	22,602	81,024
Argentina Treasury Notes Hedging Costs	5,536	-	9,808	-
Fair value loss / (gain) of financial assets at FVTPL	(5,115)	(50,754)	(38,609)	(78,640)
Impairment loss / (gain) on financial assets	533	(657)	440	(3,135)
Share-based payment non-cash charges	6,339	4,850	23,780	11,922
Other operating loss[1]	1,307	-	5,257	-
Tax settlement from previous periods[2]	4,543	-	4,543	-
Other non-recurring costs[3]	1,571	434	1,571	1,663
Tax effect on adjustments	(1,310)	386	(899)	834
Adjusted net income	45,828	40,638	155,616	175,291

Unaudited quarterly results.

Note: [1] The company wrote-off certain amounts related to merchants/processors off-boarded by dLocal. [2] In Q4 2024, income tax was impacted by an income tax settlement related to previous periods, as disclosed in the Note 12 - Income Tax. [3] Other non-recurring costs consist of costs not directly associated with our core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2023 and 2024.

Earnings per share

We calculate basic earnings per share by dividing the profit attributable to owners of the group by the weighted average number of common shares outstanding during the three-month and twelve-month periods ended December 31, 2024 and 2023.

Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The following table presents the information used as a basis for the calculation of our earnings per share:

	Three months ended December 31		Twelve months ended December 31	
	2024	2023	2024	2023
Profit attributable to common shareholders (USD)	29,682,000	28,515,000	120,416,000	148,964,000
Weighted average number of common shares	280,443,489	290,657,015	290,014,019	291,982,305
Adjustments for calculation of diluted earnings per share	14,417,466	5,008,261	15,122,271	10,976,123
Weighted average number of common shares for calculating diluted earnings per share	294,860,956	295,665,276	305,136,290	302,958,428
Basic earnings per share	0.11	0.10	0.42	0.51
Diluted earnings per share	0.10	0.10	0.39	0.49

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements". The quarterly financial information in this press release has not been audited, whereas the annual results for the year ended December 31, 2024 and 2023 are audited.

Conference call and webcast

dLocal's management team will host a conference call and audio webcast on February 27, 2025 at 5:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal's website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in more than 40 countries across Africa, Asia, and Latin America. Through the "One dLocal" platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Definition of selected operational metrics

"API" means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process.

"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography.

"Local payment methods" refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

"Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

"Net Revenue Retention Rate" or "NRR" is a U.S. dollar-based measure of retention and growth of dLocal's merchants. NRR is calculated for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months. As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe it is useful for investors in order to assess our retention of existing customers and growth in revenues from our existing customer base.

"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers.

"Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.

"Revenue from New Merchants" means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

"Revenue from Existing Merchants" means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

"TPV" dLocal presents total payment volume, or TPV, which is an operating metric of the aggregate value of all payments successfully processed through dLocal's payments platform. Because revenue depends significantly on the total value of transactions processed through the dLocal platform, management believes that TPV is an indicator of the success of dLocal's global merchants, the satisfaction of their end users, and the scale and growth of dLocal's business.

Rounding
We have made rounding adjustments to some of the figures included in this interim report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Forward-looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal's current expectations or forecasts of future events, including guidance in respect of total payment volume, revenue, gross profit and Adjusted EBITDA. Forward-looking statements regarding dLocal and amounts stated as guidance are based on current management expectations and involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," "Forward-Looking Statements" and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

dLocal Limited

Certain financial information
Consolidated Statements of Comprehensive Income for the three-month and twelve-month periods ended December 31, 2024 and 2023
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Three months ended December 31		Twelve months ended December 31	
	2024	2023	2024	2023
Continuing operations				
Revenues	**204,491**	**188,005**	**745,974**	**650,351**
Cost of services	(120,780)	(118,286)	(451,301)	(373,492)
Gross profit	**83,711**	**69,719**	**294,673**	**276,859**
Technology and development expenses	(6,822)	(4,024)	(25,625)	(12,650)
Sales and marketing expenses	(5,598)	(4,710)	(21,626)	(17,120)
General and administrative expenses	(27,183)	(20,641)	(101,225)	(70,568)
Impairment (loss)/gain on financial assets	(533)	657	(440)	3,136
Other operating loss	(1,307)	-	(5,257)	-
Operating profit	**42,268**	**41,001**	**140,500**	**179,657**
Finance income	12,036	57,913	66,875	128,228
Finance costs	(13,121)	(56,917)	(49,701)	(116,834)
Inflation adjustment	(392)	(6,040)	(6,655)	(12,537)
Other results	**(1,477)**	**(5,044)**	**10,519**	**(1,143)**
Profit before income tax	**40,791**	**35,957**	**151,019**	**178,514**
Income tax expense	(11,090)	(7,476)	(30,550)	(29,428)
Profit for the period	**29,701**	**28,481**	**120,469**	**149,086**
Profit attributable to:				
Owners of the Group	**29,682**	**28,515**	**120,416**	**148,964**
Non-controlling interest	19	(34)	53	122
Profit for the period	**29,701**	**28,481**	**120,469**	**149,086**
Earnings per share (in USD)				
Basic Earnings per share	0.11	0.10	0.42	0.51
Diluted Earnings per share	0.10	0.10	0.39	0.49
Other comprehensive Income				
Items that are or may be reclassified to profit or loss:				
Exchange difference on translation on foreign operations	(4,417)	(9,054)	(11,188)	(7,713)
Other comprehensive income for the period, net of tax	**(4,417)**	**(9,054)**	**(11,188)**	**(7,713)**
Total comprehensive income for the period	**25,284**	**19,427**	**109,281**	**141,373**
Total comprehensive income for the period is attributable to:				
Owners of the Group	25,311	19,463	109,290	141,255
Non-controlling interest	(27)	(36)	(9)	118
Total comprehensive income for the period	**25,284**	**19,427**	**109,281**	**141,373**

dLocal Limited

Certain financial information
Consolidated Statements of Financial Position as of December 31, 2024 and December 31, 2023
(All amounts in thousands of U.S. dollars)

	December 31, 2024	December 31, 2023
ASSETS		
Current Assets		
Cash and cash equivalents	425,172	536,160
Financial assets at fair value through profit or loss	129,319	102,677
Trade and other receivables	496,713	363,374
Derivative financial instruments	2,874	2,040
Other assets	18,805	11,782
Total Current Assets	**1,072,883**	**1,016,033**
Non-Current Assets		
Financial assets at fair value through profit or loss	-	1,710
Trade and other receivables	18,044	-
Deferred tax assets	5,367	2,217
Property, plant and equipment	3,377	2,917
Right-of-use assets	3,645	3,689
Intangible assets	63,318	57,887
Other assets	4,695	-
Total Non-Current Assets	**98,446**	**68,420**
TOTAL ASSETS	**1,171,329**	**1,084,453**
LIABILITIES		
Current Liabilities		
Trade and other payables	597,787	602,493
Lease liabilities	1,137	626
Tax liabilities	21,515	20,800
Derivative financial instruments	6,227	948
Financial liabilities	50,455	-
Provisions	500	362
Total Current Liabilities	**677,621**	**625,229**
Non-Current Liabilities		
Deferred tax liabilities	1,858	753
Lease liabilities	2,863	3,331
Total Non-Current Liabilities	**4,721**	**4,084**
TOTAL LIABILITIES	**682,342**	**629,313**
EQUITY		
Share Capital	570	591
Share Premium	186,769	173,001
Treasury Shares	(200,980)	(99,936)
Capital Reserve	33,438	21,575
Other Reserves	(20,934)	(9,808)
Retained earnings	490,024	369,608
Total Equity Attributable to owners of the Group	**488,887**	**455,031**
Non-controlling interest	100	109
TOTAL EQUITY	**488,987**	**455,140**
TOTAL EQUITY AND LIABILITIES	**1,171,329**	**1,084,453**

dLocal Limited
Certain interim financial information
Consolidated Statements of Cash flows for the three-month and twelve-month periods ended
December 31, 2024 and 2023
(All amounts in thousands of U.S. dollars)

	Three months ended December 31		Twelve months ended December 31	
	2024	**2023**	**2024**	**2023**
Cash flows from operating activities				
Profit before income tax	40,791	35,957	151,019	178,514
Adjustments:				
Interest Income from financial instruments	(6,921)	(7,159)	(28,266)	(49,588)
Interest charges for lease liabilities	370	110	501	578
Other interests charges	739	2,503	3,758	5,623
Finance expense related to derivative financial instruments	(627)	5,497	19,462	28,013
Net exchange differences	5,914	50,100	24,787	82,620
Fair value loss/(gain) on financial assets at FVPL	(3,922)	(50,754)	(37,416)	(78,640)
Amortization of Intangible assets	4,364	3,251	15,511	10,816
Depreciation and disposals of PP&E and right-of-use	652	353	1,884	1,409
Share-based payment expense, net of forfeitures	6,339	4,850	23,780	11,922
Other operating gain	786	-	4,736	-
Net Impairment loss/(gain) on financial assets	533	2,796	440	318
Inflation adjustment and other financial results	(5,704)	9,041	(17,063)	9,041
	43,313	**56,546**	**163,133**	**200,626**
Changes in working capital				
Increase in Trade and other receivables	(109,487)	(51,154)	(162,645)	(123,246)
Decrease / (Increase) in Other assets	4,128	13,258	5,427	45,007
Increase / (Decrease) in Trade and Other payables	(70,700)	52,654	(6,957)	194,619
Increase / (Decrease) in Tax Liabilities	(3,835)	(6,591)	(3,184)	(10,967)
Increase / (Decrease) in Provisions	222	(275)	138	(1,111)
Cash (used) / generated from operating activities	**(136,359)**	**64,438**	**(4,088)**	**304,928**
Income tax paid	(4,773)	(2,996)	(28,696)	(11,475)
Net cash (used) / generated from operating activities	**(141,132)**	**61,442**	**(32,784)**	**293,453**
Cash flows from investing activities				
Acquisitions of Property, plant and equipment	(427)	21	(1,705)	(965)
Additions of Intangible assets	(5,699)	(4,758)	(20,942)	(17,260)
Acquisition of financial assets at FVPL	(14,852)	(15,847)	(121,468)	(117,517)
Collections of financial assets at FVPL	-	3,721	108,097	1,487
Interest collected from financial instruments	6,921	7,159	28,266	49,588
Payments for investments in other assets at FVPL	(10,000)	-	(10,000)	-
Net cash (used in) / generated investing activities	**(24,057)**	**(9,704)**	**(17,752)**	**(84,667)**
Cash flows from financing activities				
Repurchase of shares	-	-	(101,067)	(97,929)
Share-options exercise paid	358	-	1,853	153
Interest payments on lease liability	(370)	(110)	(501)	(578)
Principal payments on lease liability	(112)	(315)	(552)	(1,103)
Finance expense paid related to derivative financial instruments	(8)	(7,640)	(15,017)	(28,443)
Net proceeds from financial liabilities	33,653	-	50,428	-
Interest payments on financial liabilities	(1,633)	-	(2,281)	-
Other finance expense paid	(327)	(2,851)	(1,450)	(5,971)
Net cash used in by financing activities	**31,561**	**(10,916)**	**(68,587)**	**(133,871)**
Net increase in cash flow	**(133,628)**	**40,822**	**(119,123)**	**74,915**
Cash and cash equivalents at the beginning of the period	**560,533**	**498,165**	**536,160**	**468,092**
Net (decrease)/increase in cash flow	(133,628)	40,822	(119,123)	74,915
Effects of exchange rate changes on inflation and cash and cash equivalents	(1,732)	(2,827)	8,135	(6,847)
Cash and cash equivalents at the end of the period	**425,172**	**536,160**	**425,172**	**536,160**

Investor Relations Contact:

investor@dlocal.com

Media Contact:

media@dlocal.com